UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                                                                          Moscow CableCom Corp.
(Name of Issuer)

                                                                   Common Stock, par value $0.01 per share
(Title of Class of Securities)

                                                                                  61945R 100
         (CUSIP Number)

Kathryn Beller, Esq.
40 High Way
Chappaqua, NY  10514
                                                                            (914) 393-7613
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                                          September 20, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form and with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945R 100

1.         Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Moskovskaya Telecommunikatsionnaya Corporatsiya

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)        [    ]

            (b)        [ X ]

3.         SEC Use Only

4.         Source of Funds (See Instructions):  OO

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or             2(e)[   ]

6.         Citizenship or Place of Organization:  Russian Federation

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,760,124
9. Sole Dispositive Power: 4,220,879
10. Shared Dispositive Power: 0

11.       Aggregate Amount Beneficially Owned by Each Reporting Person: 4,760,124

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See                       Instructions:  [   ]

13.       Percent of Class Represented by Amount in Row (11):  54.2

14.       Type of Reporting Person (See Instructions):  OO

* * * * *

CUSIP No. 61945R 100

1.         Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Yuri Pripachkin

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)        [    ]

            (b)        [ X ]

3.         SEC Use Only

4.         Source of Funds (See Instructions):  OO

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or             2(e)[   ]

6.         Citizenship or Place of Organization:  Russian Federation

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,760,124
9. Sole Dispositive Power: 4,220,879
10. Shared Dispositive Power: 0

11.       Aggregate Amount Beneficially Owned by Each Reporting Person: 4,760,124

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See                       Instructions:  [   ]

13.       Percent of Class Represented by Amount in Row (11):  54.2

14.       Type of Reporting Person (See Instructions):  IN

* * * * *

This Amendment No. 1 amends the Schedule 13D filed by the reporting persons on March 4, 2004.

Item 1.                        Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Moscow CableCom Corp., a Delaware corporation.  The principal executive offices of the issuer are located at 405 Park Avenue, Suite 1202, New York, New York 10022.

Item 2.                        Identity and Background

The names of the persons filing this statement are Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") and Yuri Pripachkin.

COMCOR is organized as an open joint stock company under the laws of the Russian Federation.  It is not a corporation.  Its principal business is the operation of a fiber optics telecommunications system.  Its principal office is located at Neglinnaya, 17/2, Moscow 127051, Russia.  During the last five years, COMCOR has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, COMCOR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding COMCOR was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pripachkin is the chairman of the board of directors of COMCOR and is employed by COMCOR at its principal office at Neglinnaya, 17/2, Moscow 127051, Russia.  Through indirect ownership of equity interests in COMCOR, Mr. Pripachkin may be deemed to control COMCOR.  Mr. Pripachkin's business address is Neglinnaya, 17/2, Moscow 127051, Russia.  Mr. Pripachkin is a citizen of the Russian Federation.  During the last five years, Mr. Pripachkin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Pripachkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration

On February 24, 2004, COMCOR acquired 4,000,000 shares of Common Stock in exchange for all of its interest in ZAO COMCOR-TV, a closed joint stock company organized under the laws of the Russian Federation ("CCTV"), pursuant to a Stock Subscription Agreement dated May 23, 2003 between the issuer and COMCOR (the "COMCOR Subscription Agreement").  The COMCOR Subscription Agreement has been amended by a letter agreement dated February 23, 2004 (the "First Amendment") and an amendment dated August 26, 2004 (the "Second Amendment").  Copies of the COMCOR Subscription Agreement (with exhibits omitted) and these amendments are attached as Exhibit 1, Exhibit 2, and Exhibit 3 to this statement, and the complete terms thereof are incorporated by reference herein.  In addition, key terms of the Second Amendment are described in item 6 below.

On September 20, 2004, COMCOR acquired an additional 220,879 shares of Common Stock in exchange for 2,121 shares of the preferred stock of CCTV.  COMCOR had recently acquired these shares of preferred stock in satisfaction of a liability of CCTV to COMCOR in the amount of approximately $1,380,000.

Item 4.                        Purpose of Transaction

COMCOR acquired the shares of Common Stock issued on September 20, 2004 in exchange for shares of the preferred stock of CCTV.  COMCOR believes that CCTV will benefit from direct management by the issuer and that the interests of COMCOR will be served by owning capital stock in the issuer rather than a direct interest in CCTV.

Except as described in item 6 below, as of the date of this filing, neither COMCOR nor Mr. Pripachkin has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any change in the present capitalization or dividend policy of the issuer, (f) any other material change in the issuer's business or corporate structure, (g) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

Item 5.                        Interest in Securities of the Issuer

(a)      As of the date hereof, COMCOR beneficially owns 4,760,124 shares of Common Stock, or approximately 54.2% of the outstanding shares of Common Stock.

As of the date hereof, Mr. Pripachkin may be deemed to own beneficially the 4,220,879 shares of Common Stock held by COMCOR and the additional 539,245 shares as to which COMCOR possesses shared voting power if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns the 4,220,879 shares of Common Stock held by COMCOR or the 539,245 shares as to which COMCOR possesses shared voting power.

(b)      As of the date hereof, pursuant to the Existing Voting Agreement (as defined and described in item 6 below), as to all matters other than the election of directors and certain fundamental corporate changes and subject to provisions of the Shareholders Agreement and the New Voting Agreement (each as defined and described in item 6 below), COMCOR has the sole power to vote, or to direct the vote of, 4,220,879 shares of Common Stock.  As of the date hereof, as to the election of directors and certain fundamental corporate changes and subject to provisions of the Shareholders Agreement and the New Voting Agreement, COMCOR shares the power to vote, or to direct the vote of, 4,760,124 shares of Common Stock.  As of the date hereof, COMCOR has the sole power to dispose or direct the disposition of 4,220,879 shares of Common Stock.  As of the date hereof, COMCOR has no shared power to dispose or direct the disposition of any shares of Common Stock.

As of the date hereof, Mr. Pripachkin may be deemed to exercise the sole or shared voting powers and the dispositive powers of COMCOR with respect to Common Stock to which this statement relates if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he exercises such powers.

(c)      Other than the acquisition of 220,879 shares of Common Stock on September 20, 2004 (as described in item 3 above) and the matters described in item 6 below, neither COMCOR nor Mr. Pripachkin has been involved in any transactions in the Common Stock during the past sixty days.

(d)      No person other than COMCOR, or Mr. Pripachkin if he is deemed to control COMCOR, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,220,879 shares of Common Stock acquired by COMCOR pursuant to the COMCOR Subscription Agreement and the First Amendment.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he possesses such right or power.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Existing Voting Agreement.  The issuer, COMCOR, Francis E. Baker, and Oliver R. Grace, Jr. have entered into a Voting Agreement dated February 23, 2004 (the "Existing Voting Agreement"), a copy of which is attached as Exhibit 4 to this statement and the complete terms of which are incorporated by reference herein.  The Existing Voting Agreement requires COMCOR and Messrs. Baker and Grace to vote the Common Stock held by them (a) to cause the board of directors to have seven members, (b) for three nominees for director identified by COMCOR, and (c) for four nominees for director identified by Messrs. Baker and Grace.  COMCOR and Messrs. Grace and Baker have also agreed, with respect to certain fundamental corporate changes, to vote the Common Stock held by them as they unanimously agree and to abstain from voting if they cannot agree.  To the best of the knowledge of COMCOR and Mr. Pripachkin, as of the date of this filing, there are nine persons serving on the board of directors of the issuer.

The Existing Voting Agreement will terminate pursuant to its terms on the earliest to occur of (1) the mutual agreement of the parties, (2) COMCOR's ownership falling below five percent of the outstanding shares of Common Stock, (3) Messrs. Baker and Grace's joint voting control of the Common Stock falling below five percent, (4) the execution of a new voting agreement in connection with the issuance of significant equity interests to third parties, and (5) December 31, 2006.  If the transactions contemplated in the Series B Subscription Agreement (as defined and described in item 6 below) are consummated as planned, the Existing Voting Agreement will terminate pursuant to a Termination Agreement dated August 26, 2004 among COMCOR and Messrs. Grace and Baker (the "Termination Agreement"), a copy of which is attached as Exhibit 5 to this statement and the complete terms of which are incorporated by reference herein.

Item 5 above describes 539,245 shares of Common Stock as to which COMCOR possesses shared voting control pursuant to the Existing Voting Agreement.  To the best of the knowledge of COMCOR and Mr. Pripachkin, other shares of Common Stock are or may be deemed to be beneficially owned by Messrs. Baker and Grace within the meaning of Rule 13d-3(d)(1)(i) under the Act because the shares may be acquired within sixty days through the exercise of options, warrants, or rights or through the conversion of another security of the issuer or, in the case of Mr. Grace, pursuant to the terms of a trust.  The power to vote, or to direct the vote of, these other shares of Common Stock is not shared under the Existing Voting Agreement.

Registration Rights Agreement.  The issuer and COMCOR have entered into a Registration Rights Agreement dated February 23, 2004 (the "Registration Rights Agreement"), a copy of which is attached is attached as Exhibit 6 to this statement and the complete terms of which are incorporated by reference herein.  Pursuant to the Registration Rights Agreement, the issuer may be required under certain circumstances to register under the Securities Act of 1933 future resales of Common Stock held by COMCOR.  Pursuant to the Second Amendment, COMCOR has agreed not to request or demand that the issuer effect any registration of the offering and sale of the Common Stock held by COMCOR prior to the consummation of the transactions contemplated by the Series B Subscription Agreement.

Series B Subscription Agreement.  The issuer and Columbus Nova Investments VIII Ltd., a Bahamas company ("CNI"), have entered into a Series B Convertible Preferred Stock Subscription Agreement dated August 26, 2004 (the "Series B Subscription Agreement"), a copy of which (with exhibits omitted) is attached is attached as Exhibit 7 to this statement and the complete terms of which are incorporated by reference herein.  The Series B Subscription Agreement is subject to, among other things, stockholder approval.  If the transactions contemplated in the Series B Subscription Agreement are consummated as planned:

(a)      the issuer will issue to CNI in exchange for $22,500,000 in cash 4,500,000 shares of a new class of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock"), which (1) will have a liquidation preference over the Common Stock for four years, (2) will have voting and other rights identical to those of the Common Stock, and (3) will be convertible into shares of Common Stock at the option of the holder thereof;

(b)      the issuer will issue to CNI warrants to purchase an additional 8,283,000 shares of Preferred Stock pursuant to a warrant agreement to be entered into between the issuer and CNI concurrently with the closing of the transactions contemplated by the Series B Subscription Agreement;

(c)      the issuer will use its best efforts to negotiate on behalf of CCTV a new strategic services agreement with COMCOR in form and substance reasonably satisfactory to CNI; and

(d)      other related transactions will occur.

New Voting Agreement.  In order to facilitate the consummation of the transactions contemplated by the Series B Subscription Agreement, CNI and COMCOR have entered into a voting agreement dated August 26, 2004 (the "New Voting Agreement"), a copy of which is attached is attached as Exhibit 8 to this statement and the complete terms of which are incorporated by reference herein.  CNI did not pay COMCOR any money in connection with the execution and delivery of the New Voting Agreement.  Under the New Voting Agreement, COMCOR has agreed to vote its 4,220,879 shares of Common Stock in favor of any matter that could reasonably be expected to facilitate the transactions contemplated by the Series B Subscription Agreement, including without limitation the amendment of the certificate of incorporation of the Company, the amendment of the 2003 Stock Option Plan of the Company, and the issuance of the Preferred Stock to CNI.  Under the New Voting Agreement, COMCOR has also agreed to vote its 4,220,879 shares of Common Stock against approval of any proposal made in opposition to, or in competition with, the consummation of the transactions contemplated by the Series B Subscription Agreement and against any other action that is intended, or could be reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect such transactions.  COMCOR has granted CNI an irrevocable proxy to vote its shares of Common Stock as described in the preceding sentence.  This irrevocable proxy is included as an exhibit to the New Voting Agreement.  In addition, COMCOR has agreed not to transfer any of its Common Stock without the prior consent of CNI, other than to related transferees that agree to be bound by the New Voting Agreement.  The New Voting Agreement will terminate upon the earliest to occur of (a) the valid termination of the Series B Subscription Agreement in accordance with its terms, (b) the consummation of the transactions contemplated by the Series B Subscription Agreement, (c) February 28, 2005, and (d) the written agreement of CNI and COMCOR to terminate the New Voting Agreement.

Shareholders Agreement.  In connection with the Series B Subscription Agreement, COMCOR and CNI have entered into a shareholders agreement dated August 26, 2004 (the "Shareholders Agreement"), a copy of which is attached is attached as Exhibit 9 to this statement and the complete terms of which are incorporated by reference herein.  Pursuant to the Shareholders Agreement, at any time after the consummation of the transactions contemplated by the Series B Subscription Agreement, COMCOR has agreed to vote its 4,220,879 shares of Common Stock, and CNI has agreed to vote the 12,783,000 shares of Preferred Stock issuable to CNI:

(a)            initially to elect to the board of directors of the issuer six new directors to be designated by CNI;

(b)            to cause and maintain the number of directors of the issuer to be fixed at eleven;

(c)            to cause and maintain the election to such board of directors of (1) three individuals to be designated by
                COMCOR, or (2) two individuals to be designated by COMCOR if COMCOR then beneficially owns less than twenty percent of the aggregate Common Stock and Preferred Stock then outstanding, or
                (3) one individual to be designated by COMCOR if COMCOR then beneficially owns less than fifteen percent but at least ten percent of the aggregate Common Stock and Preferred Stock then outstanding; and

(d)           to cause and maintain the election to such board of directors of (1) six individuals to be designated by CNI, or (2) seven individuals to be designated by CNI if COMCOR then beneficially owns less than twenty percent of the aggregate Common
               Stock and Preferred Stock then outstanding, or (3) five, four, two, or one individuals to be designated by CNI if CNI then beneficially owns less than thirty percent, twenty percent, fifteen percent, or ten percent, as the case may be, of the aggregate
               Common Stock and Preferred Stock then outstanding.

In addition, pursuant to the Shareholders Agreement, so long as COMCOR owns at least fifteen percent of the aggregate Common Stock and Preferred Stock then outstanding, CNI has agreed to use its best efforts to ensure that directors to be designated by either COMCOR or CNI will comprise a majority of the directors of the issuer.  Furthermore, pursuant to the Shareholders Agreement, so long as each of COMCOR or CNI is entitled to designate at least one director of the issuer in accordance with the Shareholders Agreement, each committee of the board of directors of the issuer will include at least one director designated by COMCOR and one director designated by CNI.  COMCOR and CNI have also agreed to cause their director designees to resign from the board of directors or its committees when necessary for the board and its committees to be so comprised.

Pursuant to the Shareholders Agreement, COMCOR and CNI have agreed that, after the consummation of the transactions contemplated by the Series B Subscription Agreement, each of them will take all action reasonably necessary to cause the issuer, among other things, (a) to acquire from COMCOR, in exchange for Common Stock, all of the capital stock of COMCOR's affiliate, Institute for Automated Systems, that is beneficially owned by COMCOR, for consideration to be based on a valuation prepared by an independent expert agreed upon by the issuer and COMCOR, (b) to grant COMCOR and CNI rights of first refusal with respect to the issuance of securities of the issuer to maintain their relative ownership in the issuer, and (c) to enter into employment contracts with, and to grant stock options to, several key executives, employees, and consultants of the issuer.

Pursuant to the Shareholders Agreement, COMCOR and CNI have also agreed that, so long as each of them owns at least fifteen percent of the aggregate Common Stock and Preferred Stock then outstanding, they will seek to agree on (a) any amendment of the organizational documents of the issuer or CCTV, (b) any reorganization or liquidation of the issuer or CCTV, (c) any increase or decrease in the authorized capital stock of the issuer or CCTV, (d) any material transactions by the issuer or CCTV to which either COMCOR or CNI is a party, (e) the appointment of a new chief executive officer of the issuer or a new general director of CCTV, (f) the establishment of strategic priorities for the issuer and CCTV, (g) any material deviation by the issuer or CCTV from its business plan, (h) the appointment of auditors for the issuer and CCTV, and (i) the approval of the annual financial statements of the issuer and CCTV.  If COMCOR and CNI are unable to agree with respect to any of these matters, the Shareholders Agreement provides that the matter may be referred by either COMCOR or CNI to a special committee of the board of directors of the issuer, the decision of which both COMCOR and CNI have agreed to vote to implement.

Pursuant to the Shareholders Agreement, each of COMCOR and CNI has agreed, subject to limited exceptions, to refrain from transferring any Common Stock or Preferred Stock beneficially owned by it without the prior consent of the other party.  In addition, each of COMCOR and CNI has the right, so long as it holds at least ten percent of the aggregate Common Stock and Preferred Stock then outstanding, to participate ratably in sales of the Common Stock or the Preferred Stock initiated by the other party.  In addition, the Shareholders Agreement grants each of COMCOR and CNI a right of first offer with respect to Common Stock and Preferred Stock that the other party proposes to sell.  The Shareholders Agreement also grants COMCOR and CNI a call option on the securities of the issuer held by the other party if the other party commences a voluntary or involuntary bankruptcy, dissolution, liquidation, or winding-up.

The Shareholders Agreement will terminate upon the earliest to occur of (a) the mutual agreement of COMCOR and CNI to terminate the Shareholders Agreement, (b) such time as the beneficial ownership by either COMCOR or CNI of the aggregate Common Stock and Preferred Stock then outstanding falls below five percent, and (c) the voluntary or involuntary bankruptcy, dissolution, liquidation, or winding-up of the issuer, COMCOR, or CNI.

Second Amendment.  Pursuant to the Second Amendment, which amends the COMCOR Subscription Agreement, the issuer and COMCOR have agreed, among other things, upon consummation of the transactions contemplated by the Series B Subscription Agreement, to terminate the funding obligations of the issuer to CCTV described in the COMCOR Subscription Agreement and the First Amendment.  In addition, COMCOR has agreed not to request or demand that the issuer effect any registration of the Common Stock held by COMCOR pursuant to the Registration Rights Agreement prior to the consummation of the transactions contemplated by the Series B Subscription Agreement.  COMCOR has also agreed pursuant to the Second Amendment to purchase and sell the securities of its affiliate, Institute for Automated Systems, to the issuer or its designee.

Item 7.                        Material to be Filed as Exhibits

The COMCOR Subscription Agreement, the First Amendment, the Second Amendment, the Existing Voting Agreement, the Registration Rights Agreement, the Termination Agreement, the Series B Subscription Agreement, the New Voting Agreement, and the Shareholders Agreement are attached as exhibits to this statement.  Evidence of the authority to sign of the representative who is signing this statement on behalf of COMCOR and Mr. Pripachkin is attached as Exhibit 10 and Exhibit 11 to this statement.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED as of October 6, 2004.

                                                                                                MOSKOVSKAYA
                                                                                                TELECOMMUNIKATSIONNAYA
                                                                                                CORPORATSIYA

                                                                                                By:  /s/ Kathryn Beller
                                                                                                       Kathryn Beller, Attorney-in-Fact

                                                                                                YURI PRIPACHKIN

                                                                                                 By:  /s/ Kathryn Beller
                                                                                                        Kathryn Beller, Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be provided with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1-COMCOR Subscription Agreement
Exhibit 2-First Amendment
Exhibit 3-Second Amendment
Exhibit 4-Existing Voting Agreement
Exhibit 5-Registration Rights Agreement
Exhibit 6-Termination Agreement
Exhibit 7-Series B Subscription Agreement
Exhibit 8-New Voting Agreement
Exhibit 9-Shareholders Agreement
Exhibit 10-Authority of Signatory of COMCOR
Exhibit 11-Authority of Signatory of Mr. Pripachkin